[HRT Letterhead]

June 6, 2005

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 4561
Washington DC 20549

VIA:	Facsimile and EDGAR

Re:	Healthcare Realty Trust Incorporated:
Item 4.02 Form 8-K
Filed March 23, 2005
File No. 001-11852

Dear Mr. Jacobs and Mr. Forgione:

     This letter is offered in response to your letter dated May 23, 2005, addressed to Scott W. Holmes, regarding the above referenced matter. The Company’s response follows:

Comment No. 1: We note that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response: The Company intends to file restated financial statements for the periods ended December 31, 2003 and December 31, 2002 with its Form 10-K for the year ended December 31, 2004. As requested by the Commission, the Company’s Audit Committee chairman, a retired partner of Ernst & Young LLP, resigned to cure an independence issue under Rule 2-01 of Regulation S-X so that Ernst & Young, the Company’s predecessor auditor, could be engaged to conduct the reaudit of 2003 and 2002. Additionally, as requested by the Commission, the Company has thoroughly examined prior year financial statements for additional errors and has documented its approach.

     In May 2005, the Company’s current auditor, KPMG LLP, requested documentation concerning various notes receivable of the Company in connection with ascertaining the collectibility of those notes. On May 24, 2005, KPMG asserted that the manner in which the Company accounted for two notes receivable and two related lease arrangements was incorrect. These transactions relate to skilled nursing facilities leased to two new tenants in 2003. These leases and the accompanying notes were the result of a workout whereby the facilities were acquired by the Company through deeds in lieu of foreclosure. The Company subsequently procured a new tenant for the properties and entered into working capital loan arrangements with the new tenants to assist in stabilizing the properties so a long-term arrangement could be negotiated. Under the loan arrangements, the Company agreed to fund negative cash flows to the tenant.

     KPMG advised the Company that it believed that the transaction structure created a variable interest entity, or “VIE”, within the meaning of FIN 46R, which would require operations of the VIEs to be consolidated into the Company’s financial statements Upon re-examination, the Company has questioned if the original lease agreements, in combination with the note arrangements, are in substance leases under SFAS 13, “Accounting for Leases” or should they be considered management agreements. While the lease agreements and the notes receivable are valid and binding contracts, the agreements in combination, considering the risks and rewards of each of the parties, may be considered a management agreement or arrangement for accounting purposes in which case the Company’s accounting for these agreements as leases and notes would not be appropriate. The Company has referred the matter to Ernst & Young LLP, the predecessor auditor, for their review and consideration since the ultimate conclusion, regardless of whether it is a VIE or management agreement, would likely result in a restatement of the Company’s 2003 financial statements.

     On May 25, 2005, KPMG sent a letter via email to the Company’s audit committee informing it that, as a result of this most recent issue, KPMG no longer has confidence in the ability of current financial management who sign the management representation letter to determine that the Company’s consolidated financial statements are fairly presented in conformity with GAAP. KPMG further advised the Company that it was ceasing work on the audit until appropriate remedial action is taken to assure KPMG that the Company’s consolidated financial statements are fairly presented in conformity with GAAP. Among the alternatives suggested to the Company by KPMG is the hiring of another accounting firm to examine the Company’s financial records to assure KPMG that the Company’s books and records are being maintained in conformity with GAAP. KPMG informed the Company that this process would take 3-5 months to complete. The Company’s audit committee is considering matters raised in KPMG’s letter and actions it may take to facilitate the completion of the 2004 audit in the shortest time possible.

     The Company and its audit committee disagree with KPMG’s characterization of its financial management and are puzzled as to why this assertion would be made at such a late date in the audit process. In particular, the Company notes that its Chief Financial Officer, Scott Holmes, is a CPA with 29 years of working experience in the accounting profession. Thirteen of those years were with Ernst & Young where he was an auditor, working on publicly held companies and companies in the real estate and healthcare industries, among others. Mr. Holmes is a Certified Public Accountant, a Certified Management Accountant, a Certified Fraud Examiner, and holds an MBA degree. He has been an employee of the Company for nearly six years.

     Given the facts set forth above, the Company anticipates that it will require four to five months to have the 2004 audit completed.

     The Company is in the process of preparing another letter to the Commission that discloses in more specific detail the circumstances relating to the Company’s decision to restate its previously issued financial statements, the Company’s disagreement with KPMG concerning the competence of its financial management, and the remedial action that the Company has already taken or intends to take to ensure that similar errors do not occur again. The Company will send this letter on or before June 8, 2005.

Comment No. 2: Please tell us how you determined whether you meet the criteria for filing under Item 4.02(a) or 4.02(b). If you meet the criteria for filing under Item 4.02(b), Item 4.02(c) requires you to provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please amend your previous filed Form 8-K by filing your independent accountant’s letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter.

Response: The Company does not believe that it was required to request a letter from either KPMG or Ernst & Young with respect to the disclosures in the Form 8-K because management of the Company concluded that a restatement was needed absent having been advised by or having received notice from its independent accountant. The Company received no notice from either its current auditor or its predecessor auditor that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review. This comment has been discussed with representatives of both Ernst & Young and KPMG and both firms stated that they believed this Form 8-K was properly filed under Item 4.02(a).

     During the course of the 2004 audit, questions were raised by the Company’s current auditor relating to the accounting for certain matters. Upon review, Company’s management has concluded that these matters had been accounted for incorrectly and that the Company should restate its previously issued financial statements. As a result of the need to restate and after reviewing the potential impact of the restatement, management concluded that the Company’s previously issued financial statements should no longer be relied upon. These issues have been raised with Ernst & Young, who agrees with the Company’s conclusion. The Company believes that this is the form of situation contemplated by Item 4.02(a) and, accordingly, has filed under that criteria.

     The Commission’s adopting release for Item 4.02 (Release Nos. 33-8400; 34-49424; File No. S7-22-02) indicates that Item 4.02(a) and 4.02(b) distinguish between the situations where management reaches a conclusion of non-reliance on previously issued financial statements and the situation where a company’s independent accountant provides notice to the company that its previously issued audit reports or interim reviews should no longer be relied upon. The Commission stated in the adopting release: “We have also separated the situation in which the company makes the determination internally regarding non-reliance on its financial statements from that in which the company’s independent accountant notifies the company of non-reliance on a previously issued audit report or completed interim review by including them in two different paragraphs to clarify the requirements of the item.” Based on the facts outlined above, the Company believes that it properly reported under Item 4.02(a) in its Form 8-K filed on March 23, 2005.

     In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss your comments and our responses thereto, please call me at 615-269-8175.

Sincerely,
/s/ John M. Bryant, Jr.
John M. Bryant, Jr.
Senior Vice President and General Counsel

cc:
Members of the Company’s Board of Directors